AKZO NOBEL

04034559

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SEC MAIL PROCESSING
RECEIVED
JUN 30 2004
WASH, D.C. 179 SECTION

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

PROCESSED
JUL 02 2004
THOMSON FINANCIAL

For the Transition period from ______to______
Commission File Number ________________

AKZO NOBEL HOURLY SAVINGS PLAN
(For Title of the Plan)

AKZO NOBEL INC.
525 West Van Buren
Chicago, IL 60607

(Name of issuer of the securities held pursuant to the
Plan and address of its principal executive offices)

EXHIBIT 99.1

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K of the Akzo Nobel Hourly Savings Plan (the "Plan") for the fiscal year ending December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Phil Radtke, Chairman of the Savings Plan Committee (Plan Administrator of the Plan), certify, pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Savings Plan Committee
Plan Administrator
By:
Name: Phil Radtke, Chairman

June 28, 2004

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by they Plan and furnished to the Securities and Exchange Commission or its staff upon request.

AKZO NOBEL

EXHIBIT 99.1

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K of the Akzo Nobel Hourly Savings Plan (the "Plan") for the fiscal year ending December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Phil Radtke, Chairman of the Savings Plan Committee (Plan Administrator of the Plan), certify, pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Savings Plan Committee
Plan Administrator
By:
Name: Phil Radtke, Chairman

June 28, 2004

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by they Plan and furnished to the Securities and Exchange Commission or its staff upon request.

Report of Independent Registered Public Accounting Firm

The Savings Plan Committee of Akzo Nobel, Inc.
Akzo Nobel Hourly Savings Plan

We have audited the accompanying statement of net assets available for benefits of Akzo Nobel Hourly Savings Plan (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Chicago, IL
June 25, 2003

Report of Independent Registered Public Accounting Firm

The Savings Plan Committee of Akzo Nobel, Inc.
Akzo Nobel Hourly Savings Plan

We have audited the accompanying statement of net assets available for benefits of Akzo Nobel Hourly Savings Plan (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Chicago, IL
June 25, 2003

Consent of Independent Registered Public Accounting Firm

The Savings Plan Committee of Akzo Nobel, Inc.
Akzo Nobel Hourly Savings Plan

We consent to the incorporation by reference in the registration statement (No. 33-36194) on Form S-8 of Akzo Nobel Inc. of our report dated June 25, 2003, with respect to the statement of net assets available for benefits of the Akzo Nobel Hourly Savings Plan, as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the annual report on Form 11-K of the Akzo Nobel Hourly Savings Plan for the year ended December 31, 2003.

/s/ KPMG LLP

Chicago, IL
June 28, 2004

McGladrey & Pullen
Certified Public Accountants

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference of our report, dated June 17, 2004, on the Financial Statements of Akzo Nobel Hourly Savings Plan, which is included in this Annual Report on form 11-K for the year ended December 31, 2003, into Akzo Nobel, Inc.'s Registration Statement on Form S-8 for the Plan.

McGladrey & Pullen, LLP

Schaumburg, Illinois
June 29, 2004

McGladrey & Pullen, LLP is a member firm of RSM International
– an affiliation of separate and independent legal entities.

June 28, 2004

AKZO NOBEL

KPMG LLP
Chicago, IL

Ladies and Gentlemen:

In connection with the registration statements (Nos. 33-36808 and 33-36194) previously filed by the Akzo Nobel Incentive Savings Plan and the Akzo Nobel Hourly Savings Plan (together "the Plans"), respectively, under the Securities Act of 1933 , we affirm to the best of our knowledge and belief that during the period from December 31, 2002, to this date, no events have occurred that would require adjustment to the Akzo Nobel Incentive Savings Plan and Akzo Nobel Hourly Savings Plan financial statements as of December 31, 2002, and for the year ended December 31, 2002, or that should be disclosed in order to keep those statements from being misleading. In addition, we affirm to the best of our knowledge and belief that we have made available to you all minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

Very truly yours,

Akzo Nobel Hourly Savings Plan
Akzo Nobel Incentive Savings Plan

Nancy Dummer
Manager, Retirement Benefits

Phil Radke
Director of Finance and Human Resources

Akzo Nobel Inc.
525 West Van Buren Street
Chicago, Illinois 60607-3823
Tel. (312) 544 7000
Fax (312) 544 7014

June 28, 2004

AKZO NOBEL

KPMG LLP
Chicago, IL

Ladies and Gentlemen:

In connection with the registration statements (Nos. 33-36808 and 33-36194) previously filed by the Akzo Nobel Incentive Savings Plan and the Akzo Nobel Hourly Savings Plan (together "the Plans"), respectively, under the Securities Act of 1933 , we affirm to the best of our knowledge and belief that during the period from December 31, 2002, to this date, no events have occurred that would require adjustment to the Akzo Nobel Incentive Savings Plan and Akzo Nobel Hourly Savings Plan financial statements as of December 31, 2002, and for the year ended December 31, 2002, or that should be disclosed in order to keep those statements from being misleading. In addition, we affirm to the best of our knowledge and belief that we have made available to you all minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

Very truly yours,

Akzo Nobel Hourly Savings Plan
Akzo Nobel Incentive Savings Plan

Nancy Dummer
Manager, Retirement Benefits

Phil Radke
Director of Finance and Human Resources

Akzo Nobel Inc.
525 West Van Buren Street
Chicago, Illinois 60607-3823
Tel. (312) 544 7000
Fax (312) 544 7014

AKZO NOBEL

June 28, 2004

McGladrey & Pullen, LLP
20 North Martingale Rd.
Suite 500
Schaumburg, Illinois 60173

In connection with your audits of the statement of net assets available for benefits of Akzo Nobel Incentive Savings Plan and Akzo Nobel Hourly Savings Plan (the Plans) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended, we confirm that we are responsible for the fair presentation of net assets and changes in net assets in conformity with U.S. generally accepted accounting principles applied on a consistent basis and with the reporting requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

We confirm, to the best of our knowledge and belief, the following representations made to you during your audits.

1. The financial statements referenced to above are fairly presented in conformity with U.S. generally accepted accounting principles and with the reporting requirements of ERISA.

2. We have answered your questions about the Plans' tax compliance to the best of our knowledge and belief.

3. We have made available to you:

    a. The currently effective version of the Plan document, the trust agreement or insurance contracts and all related amendments. The Plan was most recently amended January 1, 2004.

    b. All correspondence, filings, reports and determinations with the Internal Revenue Service (IRS) and the United States Department of Labor (DOL) related to the Plan's compliance with ERISA and the maintenance of its tax-exempt status.

    c. All Plan financial records and related data. In that regard, the payroll information we provided you covered all employees that were eligible to participate in the Plans.

    d. All minutes of the meetings of the Plan officials or administrative committee, or summaries of actions of recent meetings for which minutes have not yet been prepared.

4. We have no knowledge of fraud or suspected fraud affecting the entity involving:

    a. Management or employees who have significant roles in the internal control.

    b. Others where the fraud could have a material effect on the financial statements.

5. We acknowledge our responsibility for the design and implementation of programs and controls to provide reasonable assurance that fraud is prevented and detected.

6. We have no knowledge of any allegations of fraud or suspected fraud affecting the Plans received in communications from employees, former employees, analysts, regulators, short sellers, or others.

7. There are no significant deficiencies, including material weaknesses, in the design or operation of internal controls that could aversely affect the Plans' ability to record, process, summarize and report financial data.

Akzo Nobel Inc.
525 West Van Buren Street
Chicago, Illinois 60607-3823
Tel. (312) 544 7000
Fax (312) 544 7014

8. There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

9. We have no plans or intentions that may materially affect the carrying value of assets and liabilities.

10. The following have been properly recorded and/or disclosed in the financial statements, as appropriate:

    a. Related-party transactions, including transactions with parties-in-interest, as defined in ERISA section 3(14) and regulations thereunder, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.

    b. All significant estimates and material concentrations known to management which are to be disclosed in accordance with the AICPA's Statement of Position 94-6, Disclosure of Certain Significant Risks and Uncertainties. Significant estimates are estimates at the balance sheet date that are reasonably possible of changing materially within the next year. Concentrations refer to nature and type of investments held by the Plan, or markets for which events could occur which would significantly disrupt normal finances within the next year.

    c. Description of the Plan.

    d. Assets held for investment.

    e. Participant loans or other receivables in default or considered to be uncollectible.

    f. Exempt party-in-interest transactions.

11. We are responsible for making the accounting estimates included in the financial statements. Those estimates reflect our judgment based on our knowledge and experience about past and current events and our assumptions about conditions we expect to exist and courses of action we expect to take.

12. There are no:

    a. Material transactions that have not been properly recorded in the accounting records underlying the financial statements.

    b. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

    c. Other material liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5.

    d. Non-exempt (prohibited) party-in-interest transactions. In that regard, the Plans have complied with the DOL's regulations concerning the timely remittance of participants' contributions to trusts containing assets for the Plans.

    e. Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances and lines of credit or similar arrangements.

    f. Agreements to repurchase assets previously sold.

    g. Assets pledged or encumbered.

    h. Amounts of contractual obligations, liens or encumbrances on assets or security agreements in effect under the Uniform Commercial Code not included in the liabilities recorded on the books.

    i. Liabilities which are subordinated to any other actual or possible liabilities of the Plans.

AKZO NOBEL

j. Lease obligations by the Plans.

k. Concentrations of credit risk.

l. Financial instruments with off-balance-sheet market or credit risk.

m. Derivative financial instruments.

n. Guarantees, whether written or oral, under which the Plans are contingently liable to a bank or other lending institution.

o. Reportable transactions.

p. Amendments to the plan instruments.

13. We have provided to you all documentation, including correspondence, with lawyers utilized by us for any Plan matters. Lawyers utilized by the Plans or others acting on behalf of the Plans are Katten Muchin Zavis Rosenman and internal counsel of Akzo Nobel. There are no unasserted claims or assessments, that our lawyers have advised us are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards No. 5.

14. The Plan has satisfactory title to all owned assets.

15. We have complied with (a) all aspects of contractual agreements, including provisions of the Plan, that would have a material effect on the financial statements in the event of noncompliance, (b) the fidelity bonding requirements of ERISA, (c) all participant eligibility and coverage requirements of the Plans, ERISA and the Internal Revenue Code and (d) the filing requirements of appropriate agencies.

16. The Internal Revenue Service has determined and informed the sponsor, by letters dated January 30, 2003, that the Plans are qualified and the trust established under the Plans is tax exempt under the appropriate sections of the Internal Revenue Code (IRC). The Plans have been amended since receiving the determination letters. We believe that the Plans are designed and are currently being operated in compliance with the applicable requirements of the IRC.

17. There is no present intention to terminate the Plans.

18. We have reviewed the user control considerations of the Independent Auditor's Review of Control Policies and Procedures related to Participant Level Recordkeeping as of December 31, 2003, and we believe all applicable controls are in place.

No events or transactions other than those disclosed in the financial statements have occurred subsequent to the date of the financial statements that would require adjustment to, or disclosure in, the financial statements.

During the period covered by your engagement and through the current date, neither the Plans nor the Plan Sponsor has owned a direct financial interest in H&R Block, Inc.

During the course of your audit, you may have accumulated records containing data which should be reflected in our books and records. All such data have been so reflected. Accordingly, copies of such records in your possession are no longer needed by us.

As of and for the year ended December 31, 2003:

We believe that the effects of the uncorrected misstatements aggregated by you and summarized below are immaterial, both individually and in the aggregate, to the financial statements taken as a whole. For purposes of this representation, we consider items to be material, regardless of their size, if they involve the misstatement or omission of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

Akzo Nobel Incentive Savings Plan

	Increase (Decrease)				
Description	Assets	Liabilities	Equity	Revenue	Expenses
Carryover Impact From Previous Years	$ -	$ -	$ -	$ -	$ -
Current Year Misstatements					
Known Errors					
Contributions receivable are not recorded due to amounts not being material	582,961	-	582,961	582,961	-
Differences with Estimates					
None	-	-	-	-	-
Projected Errors					
None	-	-	-	-	-
TOTAL	**$ 582,961**	**$ -**	**$ 582,961**	**$ 582,961**	**$ -**

Akzo Nobel Hourly Savings Plan

Description	Increase (Decrease) Assets	Liabilities	Equity	Revenue	Expenses
Carryover Impact From Previous Years	$ -	$ -	$ -	$ -	$ -
Current Year Misstatements					
Known Errors					
Contributions receivable are not recorded	14,401	-	14,401	14,401	-
Differences with Estimates					
None	-	-	-	-	-
Projected Errors					
None	-	-	-	-	-
TOTAL	**$ 14,401**	**$ -**	**$ 14,401**	**$ 14,401**	**$ -**

Philip E. Radtke
Director Finance and Human Resources

Nancy E. Dummer
Manager, Retirement Benefits

Akzo Nobel Hourly Savings Plan

Financial Report
December 31, 2003

Contents

McGladrey & Pullen
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Savings Plan Committee
Akzo Nobel Hourly Savings Plan
Chicago, Illinois

We have audited the accompanying statement of net assets available for benefits of Akzo Nobel Hourly Savings Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of Akzo Nobel Hourly Savings Plan as of December 31, 2003, and the changes in its financial status for the year then ended in conformity with U.S. generally accepted accounting principles.

McGladrey & Pullen, LLP

Schaumburg, Illinois
June 17, 2004

McGladrey & Pullen, LLP is a member firm of RSM International
– an affiliation of separate and independent legal entities.

Report of Independent Registered Public Accounting Firm

The Savings Plan Committee of Akzo Nobel, Inc.
Akzo Nobel Hourly Savings Plan

We have audited the accompanying statement of net assets available for benefits of Akzo Nobel Hourly Savings Plan (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Chicago, Illinois
June 25, 2003

Akzo Nobel Hourly Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

Assets	**2003**	2002
Investments, at fair value:		
Plan interest in Master Trust	**$ 22,957,106**	$ 18,545,339
Participant loans	**1,438,786**	1,479,534
Total assets	**24,395,892**	20,024,873
Liabilities	**-**	-
Net Assets Available for Benefits	**$ 24,395,892**	$ 20,024,873

See Notes to Financial Statements.

Akzo Nobel Hourly Savings Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to:		
Investment income:		
Plan interest in Master Trust investment income (loss)	$ 3,519,306	$ (2,301,800)
Interest on participant notes receivable	88,572	114,126
	3,607,878	(2,187,674)
Contributions:		
Company	496,228	429,905
Participants	1,779,993	1,791,475
	2,276,221	2,221,380
Transfers in	389,856	150,921
Total additions	6,273,955	184,627
Deductions from net assets attributed to:		
Benefits paid directly to participants	1,730,584	1,292,553
Administrative expenses	1,158	800
Transfers out	171,194	27,083
	1,902,936	1,320,436
Net increase (decrease)	4,371,019	(1,135,809)
Net assets available for benefits:		
Beginning of year	20,024,873	21,160,682
End of year	$ 24,395,892	$ 20,024,873

See Notes to Financial Statements

Note 1. Plan Description

The following brief description of the Akzo Nobel Hourly Savings Plan (the Plan) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering union hourly employees of Akzo Nobel, Inc. (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions: Each year, participants may contribute up to 25 percent of pretax eligible compensation and up to 6 percent of after tax eligible compensation, as defined by the Plan. Participants, who are age 50 or older, can also contribute on a catch-up basis from 1 to 75 percent of eligible compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company may make matching contributions to the Plan equal to a percentage of the elective contributions made by the participants to the Plan. Contributions are subject to limitations.

Participant accounts: Each participant's account is credited with the participant's contribution and Company matching contribution, if any, and allocations of Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances or compensation, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting: Participants are immediately vested in their and Company contributions plus actual earnings thereon.

Investment options: Upon enrollment in the Plan, a participant may direct employee contributions in a variety of investment choices as more fully described in the Plan's literature. Participants may change their investment options at any time.

Participant loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that range from 4.75 percent to 10.5 percent, which is commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of benefits: On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or periodic partial distributions, as defined by the Plan document.

Fund transfers: During 2003, certain assets related to participant transfers between the Plan and another plan sponsored by the Company have been transferred in and out of the Plan due to participant job transfers.

During 2002, certain assets related to the Ferro acquisition, approximately $151,000, were transferred into the Plan.

Note 2. Significant Accounting Policies

Basis of accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Accounting estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment valuation and income recognition: The Plan's investments are stated at fair value except for its benefit-responsive investment contract which is valued at contract value (Note 4). The equity interest in the Akzo Nobel, Inc. Savings Plan Master Trust (Master Trust) is valued at the Plan's share of the fair value of the net assets held by the Master Trust. The fair value of the Plan's interest in the Master Trust is based on beginning of the year value of the Plan's interest in the Master Trust, plus actual contributions and allocated investment income, less actual distributions and allocation of administrative expenses. Investments in shares of registered investment companies and shares of common/collective funds are held with Fidelity Management Trust Company and are valued at quoted market prices which represent the net asset value of the shares held by the Plan at year-end. The Company stock is held in a unitized fund and is valued at quoted market prices. Participant notes receivable are valued at face value, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits: Benefits are recorded when paid.

Note 3. Interest in Master Trust

All of the Plan's investments are in the Master Trust which was established for the investment of assets of the Plan and other Company sponsored retirement plans. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Fidelity Management Trust Company (Trustee). At December 31, 2003 and 2002, the Plan's interest in the net assets of the Master Trust was approximately 3%. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

The Plan's interest in the net assets of the Master Trust is included in the accompanying statements of net assets available for benefits. A summary of the net assets of the Master Trust as of December 31, 2003 and 2002, is as follows:

	2003	2002
Investments at fair value:		
Shares of registered investment companies	$ 360,586,182	$ 260,296,661
Shares of common collective funds	81,200,629	62,712,347
Common stock	53,824,292	44,020,928
Participant notes receivable	21,323,411	20,696,468
Investments at contract value:		
Guaranteed investment contract	207,110,960	198,233,520
	$ 724,045,474	$ 585,959,924

Note 3. Interest in Master Trust (Continued)

Investment income (loss) for the Master Trust is as follows for the years ended December 31, 2003 and 2002:

	2003	2002
Net appreciation (depreciation) in fair value of investments:		
Shares of registered investment companies	$ 70,201,295	$ (60,088,194)
Shares of common collective funds	17,922,133	(18,934,782)
Common stock	9,733,259	(14,626,178)
	97,856,687	(93,649,154)
Interest and dividends	18,340,873	17,399,652
	$ 116,197,560	$ (76,249,502)

Note 4. Investment Contract Held by the Master Trust

The Akzo Nobel Fixed Income Fund (the Fund) is comprised of guaranteed investment contracts with The Vanguard Group (Vanguard). Vanguard maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The Fund is included in the financial statements at contract value as reported to the Plan by Vanguard. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 4.55 percent and 5.12 percent for 2003 and 2002, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed on a quarterly basis for resetting.

The fair values of the related investment contracts at December 31, 2003, were as follows:

AIG Financial Products	$ 46,444,238
Caisse des Depots et Consignations	25,570,889
Morgan Guaranty Trust	27,235,501
Rabobank	46,657,987
State Street Bank	31,286,703
Union Bank of Switzerland	23,552,529

The remainder of the fund is held in cash.

Note 5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 6. Related Party Transactions

The Plan invests in a proportionate share of the Master Trust, whose investments are shares of registered investment companies and common/collective funds managed by Fidelity Management Trust Company, the Plan trustee and, therefore, these transactions qualify as party-in-interest. The Plan paid administrative fees of $1,158 and $800, in 2003 and 2002 respectively.

During 2003 and 2002, the Master Trust received approximately $2,117,000 and $1,595,000, respectively, in dividends from Akzo N.V., the parent of the Company.

Certain employees of the Company provide administrative services for the Plan and are not reimbursed for their services from the Plan.

Certain other administrative expenses are paid by the Company on behalf of the Plan. These amounts are not material to the financial statements.

Note 7. Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated January 30, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently operating in compliance with applicable requirements of the IRC.

Note 8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.